Exhibit 99.2

Third Quarter 2024 Earnings Presentation November 07, 2024

Disclaimer This presentation contains forward - looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our latest fillings with the SEC . These documents are available on the SEC Filings section of the investor relations section of our website at : https : //ir . vincipartners . com/financials/sec - filings . We have prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection with any contract or commitment whatsoever . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation . 2

3 Presenters Alessandro Horta Chief Executive Officer Sergio Passos Chief Operating Officer & Chief Financial Officer Bruno Zaremba Private Equity Chairman & Head of Investor Relations

Opening Remarks

# Vinci Partners Third Quarter 2024 Highlights

**Adjusted Distributable Earnings (DE) totaled R$57 million in the quarter**, or R$1.08 per share[1], up 12% year-over-year on a per share basis. **Fee Related Earnings (FRE) of R$54 million in the quarter**, or R$1.02 per share[1], up 7% year-over-year on a per share basis.

**R$ 57 mm**
(R$1.08/share)
Adj. DE 3Q'24

**+12% YoY**

**R$ 54 mm**
(R$1.02/share)
FRE 3Q'24

**+7% YoY**

Vinci Partners ended the third quarter with **R$70 bn in AUM[2], an 8% growth year-over-year, led by R$4.3 billion in capital subscriptions** over the last twelve months mostly across Private Markets funds.

**R$ 70 bn**
AUM 3Q'24

**+8% YoY**

**US$ 0.16**
Quarterly Dividend

We have been active on M&A and continue to raise capital for Private Market strategies:

**Compass**

Closing of Combination

Vinci announced in October that is has **completed the previously announced business combination with Compass**, creating the Gateway to Alternative Investments in Latin America with **US$52 billion in combined AUM[3]**. Vinci and Compass will host a **conference call on November 25th** to further discuss the transaction.

**Lacan**

Launch of a new Forestry strategy with R$1.5 billion in AUM

Vinci announced on November 4th the **launch of a new Forestry strategy** with the acquisition of Lacan, a leading Timberland asset manager, with **R$1.5 billion in AUM**.

**Private Markets**

Additional Commitments

Vinci secured **R$549 million in additional commitments** for Private Equity, Infrastructure and Private Credit during the quarter, including the first offshore commitment for Vinci Credit Infra.

*See notes and definitions at end of document*

5

# Unlocking Growth: We are focused on complementing organic growth through strategic partnerships and acquisitions

**2021**

**Vinci Partners' IPO**

+ R$2 bn
AUM

**2022**

**Acquisition of SPS Capital**
A new chapter in our product offering capabilities with the expansion into Opportunistic Capital Solutions, a sizable addressable market in Brazil.

+ US$100 mm
Investment

**2023**

**Strategic Partnership with Ares**
Forming a strategic partnership to accelerate growth of Vinci's platform across Latin America.

+ US$ 40 bn
AUM[1]

**2024**

**Combination with Compass**
Consolidating Vinci's position as the gateway to alternative investments in Latin America. A natural step to expand Vinci's geographic footprint into a Pan-regional platform.

+ R$550 mm
AUM

**2024**

**Acquisition of MAV Capital**
Transaction reinforces Vinci's position in the Agribusiness sector, an underserved segment by the Investment Industry in Brazil.

+ R$1.5 bn
AUM

**2024**

**Acquisition of Lacan**
Transaction establishes Vinci's presence in Brazil's forestry sector, a key strategy in LatAm with substantial growth potential over the coming years.

**2025-2026**

**What will drive future growth?**
Vinci continues to explore inorganic growth opportunities, both in Brazil and in Latam, to complete its product offering and geographic positioning.

6

Financial Highlights

# Third Quarter 2024 Segment Earnings (Unaudited)

| (R$ thousands, unless mentioned) | 3Q'23 | 2Q'24 | 3Q'24 | Δ YoY(%) | 3Q'23 YTD | 3Q'24 YTD | Δ YoY(%) |
|---|---|---|---|---|---|---|---|
| Net revenue from management fees | 104,745 | 114,134 | 106,750 | 2% | 293,391 | 317,339 | 8% |
| Net revenue from advisory fees | 2,283 | 11,481 | 5,966 | 161% | 20,801 | 27,806 | 34% |
| **Total Fee Related Revenues** | **107,028** | **125,615** | **112,716** | **5%** | **314,192** | **345,145** | **10%** |
| Segment personnel expenses | (7,483) | (7,556) | (8,239) | 10% | (22,224) | (23,132) | 4% |
| Other G&A expenses | (5,356) | (7,025) | (6,614) | 23% | (13,850) | (19,635) | 42% |
| Corporate center expenses | (24,110) | (25,750) | (24,817) | 3% | (69,126) | (71,654) | 4% |
| Bonus compensation related to management and advisory | (18,746) | (23,380) | (19,228) | 3% | (57,857) | (61,356) | 6% |
| **Total Fee Related Expenses** | **(55,695)** | **(63,711)** | **(58,897)** | **6%** | **(163,056)** | **(175,776)** | **8%** |
| FEE RELATED EARNINGS (FRE) | 51,333 | 61,904 | 53,819 | 5% | 151,136 | 169,369 | 12% |
| *FRE Margin (%)* | *48.0%* | *49.3%* | *47.7%* | | *48.1%* | *49.1%* | |
| *FRE per share[1] (R$/share)* | *0.95* | *1.16* | *1.02* | *7%* | *2.79* | *3.19* | *14%* |
| Net revenue from performance fees | 2,058 | 5,613 | 1,890 | (8)% | 14,786 | 9,776 | (34)% |
| Performance based compensation | (925) | (2,503) | (907) | (2)% | (7,026) | (4,419) | (37)% |
| PERFORMANCE RELATED EARNINGS (PRE) | 1,133 | 3,110 | 984 | (13)% | 7,760 | 5,358 | (31)% |
| *PRE Margin (%)* | *55.1%* | *55.4%* | *52.1%* | | *52.5%* | *54.8%* | |
| (-) Unrealized performance fees | – | 3,483 | – | N/A | – | 3,483 | N/A |
| (+) Unrealized performance compensation | – | (1,233) | – | N/A | – | (1,233) | N/A |
| (+) Realized GP investment income | 4,699 | 12,379 | 4,539 | (3)% | 14,759 | 21,324 | 44% |
| SEGMENT DISTRIBUTABLE EARNINGS | 57,165 | 79,643 | 59,342 | 4% | 173,655 | 198,301 | 14% |
| *Segment DE Margin (%)* | *50.2%* | *54.1%* | *49.8%* | | *50.5%* | *52.2%* | |
| (+) Depreciation and amortization | 1,646 | 1,873 | 2,272 | 38% | 5,452 | 6,036 | 11% |
| (+) Realized financial income | 12,027 | 11,421 | 15,178 | 26% | 62,299 | 38,961 | (37)% |
| (-) Leasing expenses | (2,394) | (2,076) | (1,931) | (19)% | (7,542) | (6,223) | (17)% |
| (-) Other items[2] | (2,933) | (17,517) | (6,858) | 134% | (12,373) | (33,611) | 172% |
| (-) Non-operational expenses[3] | – | (11,674) | (3,728) | N/A | – | (16,735) | N/A |
| (-) Income taxes (excluding related to unrealized fees and income) | (13,691) | (14,872) | (10,899) | (20)% | (39,296) | (38,258) | (3)% |
| DISTRIBUTABLE EARNINGS (DE) | 51,820 | 46,797 | 53,377 | 3% | 182,195 | 148,471 | (19)% |
| *DE Margin (%)* | *41.2%* | *29.5%* | *39.7%* | | *44.9%* | *35.5%* | |
| *DE per share (R$/share)[4]* | *0.96* | *0.88* | *1.01* | *5%* | *3.36* | *2.80* | *(17)%* |
| (+) Non-operational expenses (including Income Tax effect) | – | 11,604 | 3,727 | N/A | – | 16,639 | N/A |
| ADJUSTED DISTRIBUTABLE EARNINGS | 51,820 | 58,401 | 57,104 | 10% | 182,195 | 165,110 | (9)% |
| *Adjusted DE Margin (%)* | *41.2%* | *36.8%* | *42.5%* | | *44.9%* | *39.4%* | |
| *Adjusted DE per share (R$/share)* | *0.96* | *1.10* | *1.08* | *12%* | *3.36* | *3.11* | *(7)%* |

*See notes and definitions at end of document*

8

9 ▪ Fee - related revenues of R$ 112 .7 million in the third quarter, up 5 % year - over - year, driven by stronger management and advisory fees. x Fee - related revenues of R$ 345 . 1 million in the 3Q’24 YTD , up 10% year - over - year. Management fees were R$ 317 .3 million in the 3Q’24 YTD , up 8 % year - over - year , and advisory fees were R$27.8 million, up 34% year - over - year. ▪ FRE was R$ 53 .8 million (R$1.02/share) in the 3 Q'24, up 5 % year - over - year on an absolute basis and 7% year - over - year on an FRE per share basis. ▪ Adjusted Distributable Earnings (“Adjusted DE”) of R$ 57 .1 million (R$1.08/share) in the quarter, up 10% year - over - year on an absolute basis and 12% year - over - year on an Adjusted DE per share basis , driven mostly by FRE growth. Capital Metrics ▪ Total assets under management (“AUM”) of R$ 70 .4 billion, up 8% year - over - year. x Fee - Earning AUM (“FEAUM”) of R$66.7 billion, up 8% year - over - year. ▪ Capital Subscriptions of R$549.0 million in the quarter and R$4.3 billion in the 3 Q'24 LTM . ▪ Capital Return of R$346.9 million in the quarter and R$1.5 billion in the 3 Q'24 LTM . ▪ Appreciation of R$1 .4 billion in the quarter and R$5.5 billion in the 3 Q'24 LTM . ▪ Performance fee - eligible AUM (“PEAUM”) of R$39.6 billion at the end of the quarter. ▪ Net cash and investments of R$1.1 billion (R$20.85/share) at the end of the quarter. Third Quarter 2024 Highlights Financial Measures Capital Returned to Shareholders ▪ Quarterly dividend of US$0.16 per common share payable on December 5, 2024. ▪ Repurchase of 374.8 thousand common shares in the quarter and 4.7 million common shares in total since the first share repurc has e plan announcement.

# We continue to expand AUM across the platform, with highlight to long-term products

- Total assets under management (AUM) of R$70.4 billion, up 8% year-over-year, driven by a combination of R$4.3 billion of new capital subscriptions mostly in Private Markets funds over the last twelve months, AUM appreciation across strategies and the acquisition of MAV Capital. This growth was partially offset by outflows from our IP&S segment, coming mainly from open-ended products in the Pension Plan strategy.
- Total Fee-Earning AUM (FEAUM) of R$66.7 billion, up 8% year-over-year.
- Total Long-Term AUM of R$40.2 billion in the 3Q'24, up 17% year-over-year. Long-term AUM currently represents 57% of Vinci's total AUM and has been growing at a faster pace, driven by fundraisings across private market funds that carry longer lockups.

**AUM 3Q'24 vs 3Q'23 (R$bn)**



+ 8%
65
70
9
26
30
11
24
35
3Q'23
3Q'24
Private Markets
IP&S
Public Equities

**Fee-Earning AUM 3Q'24 vs 3Q'23 (R$bn)**



+ 8%
62
67
9
26
27
11
24
32
3Q'23
3Q'24
Private Markets
IP&S
Public Equities

**Long-Term AUM[1] 3Q'24 vs 3Q'23 (R$bn)**



+ 17%
34
40
8
3
23
8
4
28
3Q'23
3Q'24
5-10 Years
10+ Years
Perpetual or quasi-perpetual

*See notes and definitions at end of document*

10

11 37% 23% 20% 11% 9% Local Institutional³ Institutional Offshore⁴ HNWI⁵ Allocators & Distributors⁶ Public market vehicles⁷ 61% 17% 13% 9% 50% 34% 16% AUM 3Q’24 Our AUM base favors alpha - driven strategies, while our revenue profile is management fee - centric Our platform is highly diversified across different strategies and clients 61% of net revenues come from private market strategies ² 57 % of AUM is in long term products¹ AUM diversified across five different distribution channels AUM 3Q’24 Net Revenues 3Q'24 LTM See notes and definitions at end of document

# Gross Accrued Performance Fees – Private Market Funds

Vinci holds a strong long-term upside from realization of performance fees in private market funds

- Accrued performance fees receivable of R$379.6 million in the 3Q'24, up 9% quarter-over-quarter.
- The VCP strategy[1] in Private Equity accounted for R$326.2 million in accrued performance fees, or 86% of total accrued performance fees.
- Vinci Partners had, as of 3Q'24, R$9 billion in performance eligible AUM coming from Private Markets' funds still within investment period.
- Accrued performance fees from the FIP Infra Transmissão fund in the Infrastructure strategy are the only fees booked as unrealized in the company's balance sheet as of the third quarter of 2024, following IFRS 15 rules. The outstanding accrued performance fees balance reflects the funds' most recent mark and are not booked in the company's balance sheet yet.

**Accrued Performance Fees (R$ mm)**


348
31
0
380
2Q'24
Unrealized Performance Fees
Realized Distributions
3Q'24

**Accrued Performance Fees by Strategy (%)**


R$380 mm
88%
7%
4%
1%
Private Equity
Vinci SPS
Infrastructure
Real Estate

*Vinci Partners recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement. The fund FIP Infra Transmissão in Infrastructure had R$10.7 million as of the end of the third quarter of 2024 booked as unrealized performance fees in the company's balance sheet. Accrued performance fees shown for Private Equity funds of R$333.3 million and for the Infrastructure fund VIAS, of R$3.5 million, as of the end of the third quarter of 2024 have not been booked as unrealized performance fees in the company's balance sheet.*

*See notes and definitions at end of document*

12

# Our GP Commitments are a long-term strong value creator

- As of 3Q'24, Vinci Partners had R$1,149.2 million in capital commitments signed to proprietary funds mostly across Private Equity, Infrastructure, Credit and Real Estate.
- Realized investment gains are recognized quarterly as GP Investment Income in our Segment Earnings and we believe will be a relevant contributor to our Distributable Earnings as the funds enter their divestment periods.
- Vinci Partners had R$4.5 million in Realized GP Investment Income in the quarter, or R$0.09 per share, coming mostly from dividend distributions across our GP Commitments in REITs.

## Fair Value of Investment (R$ mm)


562.1
9.1
(1.2)
(4.5)
(9.4)
556.1
2Q'24
Capital Called
Principal Returned
Gross Capital Gain Returned
Appreciation
3Q'24

| | | |
|---|---|---|
| Per share | R$10.56 | R$10.52 |

## GP Commitments Overview

| | |
|---|---|
| Total Capital Committed | R$1,149.2 million |
| Total Capital Called | R$592.0 million |
| Accum. Capital Returned | R$120.2 million |
| Fair Value of Investments | R$556.1 million |

13

*See notes and definitions at end of document*

# Fee Related Revenues

- Fee related revenues totaled R$112.7 million in the quarter, up 5% year-over-year. This increase was driven by a pickup in deal activity, leading to higher advisory fees and organic growth across Private Market strategies, which boosted management fees.
- Fee related revenues totaled R$345.1 million in the 3Q'24 YTD, up 10% when compared to the 3Q'23 YTD, driven by strong fundraising across Private Markets' products.
- Management fees totaled R$317.3 million over the 3Q'24 YTD, an increase of 8% when compared to the 3Q'23 YTD. In the quarter, management fees accounted for R$106.8 million, an increase of 2% year-over-year. Disregarding catch up fees from both quarters, management fees increased by 9% year-over-year.

**Fee Related Revenues 3Q'24 vs. 3Q'23 (R$mm)**


+ 5%
107
2
105
113
6
107
3Q'23
3Q'24
Management fees
Advisory fees

**Fee Related Revenues 3Q'24 YTD vs. 3Q'23 YTD (R$mm)**


+ 10%
314
21
293
345
28
317
3Q'23 YTD
3Q'24 YTD
Management fees
Advisory fees

14

15 Operating Expenses ▪ Total operating expenses of R$180.2 million during the 3Q’24 YTD, an increase of 6% when compared to the 3Q’23 YTD. Disregard ing Vinci Retirement Services, total operating expenses summed R$169.9 million, up 4% when compared to the 3Q’23 YTD, following our commitment to cost efficiency with contained expe nse growth. ▪ Total operating expenses of R$59.8 million in the quarter, up 6% year - over - year. Total Expenses 3Q’24 YTD vs. 3Q’23 YTD ( R$mm ) Total Expenses 3 Q’24 vs. 3Q’23 ( R$mm ) 20 20 24 25 7 8 5 7 57 60 3Q'23 3Q'24 Bonus compensation Corporate center Segment Personnel expenses Other G&A 65 66 69 72 22 23 14 20 170 180 3Q'23 YTD 3Q'24 YTD Bonus compensation Corporate center Segment Personnel expenses Other G&A + 6% + 6%

# Fee Related Earnings (FRE)

- FRE of R$169.4 million (R$3.19/share) in the 3Q'24 YTD, up 12% year-over-year on an absolute basis and 14% year-over-year on an FRE per share[1] basis. This growth was driven by stronger management and advisory fees.
- Fee Related Earnings (FRE) of R$53.8 million (R$1.02/share) in the quarter, up 5% year-over-year, primarily driven by a higher contribution from advisory fees in the quarter.
- FRE Margin was 49% for the 3Q'24 YTD, an increase of 1.0 percentage point when compared to the 3Q'23 YTD. Disregarding the VRS segment, FRE Margin was 51% for the 3Q'24 YTD.

**Fee Related Earnings 3Q'24 vs. 3Q'23 (R$mm)**



% FRE margin
48%
48%
+ 5%
51
54
3Q'23
3Q'24

**Fee Related Earnings 3Q'24 YTD vs. 3Q'23 YTD (R$mm)**



48%
49%
+ 12%
151
169
3Q'23 YTD
3Q'24 YTD

| | 3Q'23 | | 3Q'24 | 3Q'23 YTD | | 3Q'24 YTD |
|---|---|---|---|---|---|---|
| FRE per share[1] | R$0.95 | + 7% Per share | R$1.02 | R$2.79 | + 14% Per share | R$3.19 |

*See notes and definitions at end of document*

16

# Performance Related Earnings (PRE)

- Most of our open-end funds charge performance fees semiannually, recognizing revenues in June and December, thus first and third quarters usually are expected to show lower levels of performance from domestic open-ended funds.
- Performance related earnings (PRE) of R$1.0 million in the quarter, down 13% year-over-year, as the local market presents significant challenges for the performance of liquid funds.
- PRE[1] was R$5.4 million (R$0.10/share) over the 3Q'24 YTD, down 31% when compared to the 3Q'23 YTD.

**Performance Related Earnings 3Q'24 vs. 3Q'23 (R$mm)**



% PRE margin
55%
52%
(13)%
1.1
1.0
3Q'23
3Q'24

**Performance Related Earnings 3Q'24 YTD vs. 3Q'23 YTD (R$mm)**



52%
55%
(31)%
7.8
5.4
3Q'23 YTD
3Q'24 YTD

| | 3Q'23 | | 3Q'24 | 3Q'23 YTD | | 3Q'24 YTD |
|---|---|---|---|---|---|---|
| PRE per share[1] | R$0.02 | (12)% Per share | R$0.02 | R$0.14 | (30)% Per share | R$0.10 |

*See notes and definitions at end of document*

17

# Realized GP Investment and Financial income

- Realized Financial income[1] of R$15.2 million in the 3Q'24, reflecting a 26% increase compared to the previous year, driven by higher realized gains in our liquid fund's portfolio this quarter.
- Realized GP Investment[2] income of R$4.5 million in the quarter, coming from dividend distributions of the company's proprietary stake in listed REITs.
- Realized GP Investment[2] and Financial income[1] accounted for R$60.3 million over the 3Q'24 YTD, down 22% when compared to the 3Q'23 YTD. This decrease is attributed to a combination of smaller liquid portion of the portfolio due to capital calls from closed-end funds and more favorable market conditions in the 3Q'23 YTD.

**Realized GP Investment[1] and Financial income[2] 3Q'24 vs. 3Q'23 (R$mm)**



+ 18%
17
5
12
20
5
15
3Q'23
3Q'24
Realized Financial Income
Realized GP Investment Income

**Realized GP Investment[1] and Financial income[2] 3Q'24 YTD vs. 3Q'23 YTD (R$mm)**



(22)%
77
15
62
60
21
39
3Q'23 YTD
3Q'24 YTD
Realized Financial Income
Realized GP Investment Income

*See notes and definitions at end of document*

18

# Adjusted Distributable Earnings (DE)

- Adjusted Distributable Earnings (DE)[1] of R$57.1 million (R$1.08/share) in the quarter, up 10% year-over-year on an absolute basis and 12% year-over-year on an Adjusted DE per share[2] basis, driven mostly by FRE growth.
- Adjusted DE was R$165.1 million (R$3.11/share) in the 3Q'24 YTD, down 9% when compared to the 3Q'23 YTD. The decline in YoY Distributable Earnings is attributed to a combination of (i) a decrease in financial income following a strong 3Q'23 YTD for the liquid portfolio, with more favorable market conditions compared to those experienced this year, and (ii) the impact of FX rate depreciation on Vinci's net debt position in US dollars, which affected the 'Other Items' line.

**Adjusted Distributable Earnings (DE) 3Q'24 vs. 3Q'23 (R$mm)**



% Adjusted DE margin
41%
43%
+ 10%
52
57
3Q'23
3Q'24

**Adjusted Distributable Earnings (DE) 3Q'24 YTD vs. 3Q'23 YTD (R$mm)**



45%
39%
(9)%
182
165
3Q'23 YTD
3Q'24 YTD

| | | | | | | |
|---|---|---|---|---|---|---|
| Adjusted DE per share[2] | R$0.96 | + 12% Per share | R$1.08 | R$3.36 | (7)% Per share | R$3.11 |

*See notes and definitions at end of document*

19

20 3Q'24 2Q'24 Share Repurchase Activity (in US$ million, unless mentioned) 374,834 220,135 Total Shares Repurchased (number of shares) 3.9 2.4 Total Capital Used for Share Repurchases 14.7 3.4 Remaining Share Repurchase Plan Authorization 6 10.4 10.8 Average Price Paid Per Share (US$) 3Q'24 2Q'24 (in R$ millions, unless mentioned) 534.4 592.3 Cash and cash equivalents¹ 1,132.1 1,152.7 Net Investments 576.0 590.5 Liquid funds² 556.1 562.1 GP Fund Investments³ (563.9) (634.8) Debt obligations 4 1,102.6 1,110.1 Net Cash and Investments 20.85 20.85 Net Cash and Net Investments per share⁵ (R$/share) Balance Sheet Highlights ▪ As of September 30, 2024, Vinci Partners had R$1.1 billion (R$20.85/share) in total net cash and investments, that comprise c ash , cash equivalents and investments (liquid funds and GP fund investments at fair value) net of debt obligations. ▪ The fifth buyback program, approved in September, is limited to US$15 million and replaces the buyback program approved in Fe bru ary 2024. ▪ Since the announcement of the first share repurchase plan, Vinci Partners has repurchased a total of 4,685,954 common shares. See notes and definitions at end of document 20.85 20.85 2Q'24 3Q'24 Net Cash and Investments per share (R$/share)

Segment Highlights

22 68% 13% 14% 6% R$179 mm 71% 14% 15% 8% Private Markets IP&S Public Equities Corporate Advisory Financials by segment ▪ Fee Related Earnings (FRE), disregarding Vinci Retirement Services segment, were R$179.1 million in the 3Q’24 YTD, with 68% o f F RE coming from Private Markets, followed by IP&S with 14%, Public Equities accounting for 13% and Corporate Advisory for 6%. ▪ Segment Distributable Earnings (DE), disregarding Vinci Retirement Services segment, were R$208.0 million in the 3Q’24 YTD, w ith 71% coming from Private Markets’ strategies, followed by IP&S and Public Equities each accounting for 12% and Corporate Advisory for 5%. R$208 mm Fee Related Earnings (FRE) 3Q’24 YTD by Segment Segment Distributable Earnings (DE) 3Q’24 YTD by Segment 71% 12% 12% 5%

# Private Markets

- FRE was R$121.7 million in the 3Q'24 YTD, a 23% increase comparing to the 3Q'23 YTD. This growth was fueled by an increase in management fees revenue and catch-up fees from strong Private Markets fundraising over the year.
- Fee related earnings (FRE) of R$39.6 million in the quarter, up 7% year-over-year. Alongside the favorable fundraising environment, the acquisition of MAV Capital contributed to revenue growth in the third quarter 2024.
- Segment Distributable Earnings of R$147.3 million in the 3Q'24 YTD, up 28% year-over-year. Segment DE was R$44.2 million in the quarter, an increase of 5% compared to the 3Q'23.
- Total AUM of R$35.2 billion in the quarter, a 16% year-over-year increase driven by strong fundraising over the last twelve months across all Private Markets strategies, particularly with VCP IV in Private Equity, VICC in Infrastructure, Vinci Credit Infra in Credit and VISC in Real Estate.

| (R$ thousands, unless mentioned) | 3Q'23 | 2Q'24 | 3Q'24 | Δ YoY (%) | 3Q'23 YTD | 3Q'24 YTD | Δ YoY (%) |
|---|---|---|---|---|---|---|---|
| Net revenue from management fees | 68,323 | 81,238 | 73,375 | 7% | 184,596 | 217,131 | 18% |
| Net revenue from advisory fees | 275 | 2,197 | 491 | 79% | 824 | 3,242 | 294% |
| **Total Fee Related Revenues** | **68,597** | **83,434** | **73,867** | **8%** | **185,420** | **220,374** | **19%** |
| Segment personnel expenses | (3,685) | (3,925) | (4,508) | 22% | (10,913) | (12,140) | 11% |
| Other G&A expenses | (2,835) | (3,384) | (3,021) | 7% | (6,813) | (9,261) | 36% |
| Corporate center expenses | (14,867) | (16,292) | (15,943) | 7% | (41,090) | (45,172) | 10% |
| Bonus compensation related to management and advisory | (10,109) | (12,373) | (10,787) | 7% | (28,038) | (32,138) | 15% |
| **Total Fee Related Expenses** | **(31,496)** | **(35,974)** | **(34,259)** | **9%** | **(86,853)** | **(98,711)** | **14%** |
| FEE RELATED EARNINGS (FRE) | 37,102 | 47,461 | 39,608 | 7% | 98,567 | 121,664 | 23% |
| *FRE Margin (%)* | *54.1%* | *56.9%* | *53.6%* | | *53.2%* | *55.2%* | |
| Net revenue from performance fees | 464 | 3,720 | 12 | (97)% | 2,999 | 3,740 | 25% |
| *Realized performance fees* | *464* | *7,205* | *12* | *(97)%* | *2,999* | *7,225* | *141%* |
| *Unrealized performance fees* | *–* | *(3,483)* | *–* | *N/A* | *–* | *(3,483)* | *N/A* |
| Performance based compensation | (205) | (1,646) | (5) | (98)% | (1,326) | (1,654) | 25% |
| PERFORMANCE RELATED EARNINGS (PRE) | 259 | 2,074 | 7 | (97)% | 1,673 | 2,086 | 25% |
| *PRE Margin (%)* | *55.8%* | *55.8%* | *58.3%* | | *55.8%* | *55.8%* | |
| (-) Unrealized performance fees | – | 3,483 | – | N/A | – | 3,483 | N/A |
| (+) Unrealized performance compensation | – | (1,233) | – | N/A | – | (1,233) | N/A |
| (+) Realized GP investment income | 4,699 | 12,379 | 4,539 | (3)% | 14,759 | 21,324 | 44% |
| SEGMENT DISTRIBUTABLE EARNINGS | 42,059 | 64,164 | 44,155 | 5% | 114,999 | 147,325 | 28% |
| *Segment DE Margin (%)* | *57.0%* | *62.3%* | *56.3%* | | *56.6%* | *59.2%* | |
| | | | | | | | |
| **ASSETS UNDER MANAGEMENT (AUM R$millions)** | **30,347** | **34,692** | **35,209** | **16%** | **30,347** | **35,209** | **16%** |
| **FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)** | **27,060** | **31,321** | **31,851** | **18%** | **27,060** | **31,851** | **18%** |
| **AVERAGE MANAGEMENT FEE RATE (%)** | ***0.98%*** | ***1.02%*** | **0.90%** | | ***0.98%*** | ***0.90%*** | |



Private Markets' AUM
Vinci SPS
7%
Infrastructure
11%
Real Estate
18%
Credit
19%
Private Equity
45%
R$35 bn
AUM

23

# Investment Products & Solutions

- Fee related earnings (FRE) of R$8.4 million in the quarter, down 2% year-over-year. FRE was R$24.9 million in the 3Q'24 YTD, a 4% decrease comparing to the 3Q'23 YTD Pro Forma[1], due to outflows especially within our pension funds strategy, which carries higher fees.
- Segment Distributable Earnings of R$8.5 million in the quarter, down 3% year-over-year. Segment DE was R$25.1 million in the 3Q'24 YTD, a decrease of 9% when compared to the 3Q'23 YTD Pro Forma[1], that posted higher contributions from FRE.
- Total AUM of R$24.0 billion, down 7% year-over-year.

| (R$ thousands, unless mentioned) | 3Q'23 PF[1] | 2Q'24 | 3Q'24 | Δ YoY (%) | 3Q'23 YTD PF[1] | 3Q'24 YTD | Δ YoY (%) |
|---|---|---|---|---|---|---|---|
| Net revenue from management fees | 20,803 | 18,959 | 18,754 | (10)% | 64,105 | 57,527 | (10)% |
| Net revenue from advisory fees | 8 | 524 | 525 | 6,468% | 23 | 1,058 | 4,499% |
| **Total Fee Related Revenues** | **20,811** | **19,484** | **19,280** | **(7)%** | **64,129** | **58,585** | **(9)%** |
| Segment personnel expenses | (1,819) | (1,527) | (1,616) | (11)% | (5,648) | (4,770) | (16)% |
| Other G&A expenses | (1,095) | (1,082) | (1,208) | 10% | (3,440) | (3,298) | (4)% |
| Corporate center expenses | (4,527) | (4,659) | (4,249) | (6)% | (14,288) | (13,008) | (9)% |
| Bonus compensation related to management and advisory | (4,718) | (4,851) | (3,758) | (20)% | (14,663) | (12,561) | (14)% |
| **Total Fee Related Expenses** | **(12,158)** | **(12,118)** | **(10,831)** | **(11)%** | **(38,037)** | **(33,637)** | **(12)%** |
| **FEE RELATED EARNINGS (FRE)** | **8,653** | **7,365** | **8,448** | **(2)%** | **26,091** | **24,948** | **(4)%** |
| *FRE Margin (%)* | *41.6%* | *37.8%* | *43.8%* | | *40.7%* | *42.6%* | |
| Net revenue from performance fees | 180 | 214 | 148 | (18)% | 2,699 | 371 | (86)% |
| *Realized performance fees* | *180* | *214* | *148* | *(18)%* | *2,699* | *371* | *(86)%* |
| *Unrealized performance fees* | *–* | *–* | *–* | *N/A* | *–* | *–* | *N/A* |
| Performance based compensation | (90) | (107) | (108) | 20% | (1,266) | (220) | (83)% |
| **PERFORMANCE RELATED EARNINGS (PRE)** | **90** | **107** | **39.9** | **(56)%** | **1,434** | **151.2** | **(89)%** |
| *PRE Margin (%)* | *50.0%* | *49.9%* | *27.0%* | | *53.1%* | *40.8%* | |
| (-) Unrealized performance fees | – | – | – | N/A | – | – | N/A |
| (+) Unrealized performance compensation | – | – | – | N/A | – | – | N/A |
| **SEGMENT DISTRIBUTABLE EARNINGS** | **8,743** | **7,472** | **8,488** | **(3)%** | **27,526** | **25,099** | **(9)%** |
| *Segment DE Margin (%)* | *41.7%* | *37.9%* | *43.7%* | | *41.2%* | *42.6%* | |
| **ASSETS UNDER MANAGEMENT (AUM R$millions)** | **25,943** | **24,815** | **24,010** | **(7)%** | **25,943** | **24,010** | **(7)%** |
| **FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)** | **25,693** | **24,604** | **23,723** | **(8)%** | **25,693** | **23,723** | **(8)%** |
| **AVERAGE MANAGEMENT FEE RATE (%)** | **0.35%** | **0.33%** | **0.34%** | | **0.35%** | **0.34%** | |

*See notes and definitions at end of document*



IP&S' AUM
Commingled Funds 9%
International 7%
Pension Plans 8%
R$24 bn AUM
Separate Mandates 76%

24

# Public Equities

- FRE was R$22.4 million in the 3Q'24 YTD, a decrease of 8% compared to the 3Q'23 YTD Pro Forma[1]. Fee related earnings (FRE) of R$7.8 million in the quarter, down 9% year-over-year.
- Performance Related Earnings of R$0.9 million in the quarter, up 19% year-over-year, driven by a recovery in Brazil's stock market environment over the past year.
- Segment Distributable Earnings of R$8.7 million in the quarter, down 7% year-over-year. Segment Distributable Earnings was R$25.5 million in the 3Q'24 YTD, a decrease of 12% when compared to the 3Q'23 YTD Pro Forma[1].
- Total AUM of R$10.9 billion in the quarter, up 22% year-over-year, driven by appreciation and positive net inflows.

| (R$ thousands, unless mentioned) | 3Q'23 PF[1] | 2Q'24 | 3Q'24 | Δ YoY (%) | 3Q'23 YTD PF[1] | 3Q'24 YTD | Δ YoY (%) |
|---|---|---|---|---|---|---|---|
| Net revenue from management fees | 15,582 | 13,762 | 14,392 | (8)% | 44,643 | 42,118 | (6)% |
| Net revenue from advisory fees | – | – | – | N/A | – | – | N/A |
| **Total Fee Related Revenues** | **15,582** | **13,762** | **14,392** | **(8)%** | **44,643** | **42,118** | **(6)%** |
| Segment personnel expenses | (906) | (834) | (744) | (18)% | (2,743) | (2,468) | (10)% |
| Other G&A expenses | (383) | (475) | (488) | 27% | (1,051) | (1,308) | 24% |
| Corporate center expenses | (3,391) | (3,382) | (3,260) | (4)% | (9,945) | (9,532) | (4)% |
| Bonus compensation related to management and advisory | (2,357) | (2,267) | (2,122) | (10)% | (6,535) | (6,393) | (2)% |
| **Total Fee Related Expenses** | **(7,037)** | **(6,958)** | **(6,615)** | **(6)%** | **(20,274)** | **(19,700)** | **(3)%** |
| **FEE RELATED EARNINGS (FRE)** | **8,546** | **6,804** | **7,777** | **(9)%** | **24,370** | **22,418** | **(8)%** |
| *FRE Margin (%)* | *54.8%* | *49.4%* | *54.0%* | | *54.6%* | *53.2%* | |
| Net revenue from performance fees | 1,415 | 1,679 | 1,730 | 22% | 9,088 | 5,665 | (38)% |
| *Realized performance fees* | *1,415* | *1,679* | *1,730* | *22%* | *9,088* | *5,665* | *(38)%* |
| *Unrealized performance fees* | *–* | *–* | *–* | *N/A* | *–* | *–* | *N/A* |
| Performance based compensation | (630) | (749) | (794) | 26% | (4,435) | (2,544) | (43)% |
| **PERFORMANCE RELATED EARNINGS (PRE)** | **785** | **929** | **936** | **19%** | **4,653** | **3,120** | **(33)%** |
| *PRE Margin (%)* | *55.5%* | *55.3%* | *54.1%* | | *51.2%* | *55.1%* | |
| (-) Unrealized performance fees | – | – | – | N/A | – | – | N/A |
| (+) Unrealized performance compensation | – | – | – | N/A | – | – | N/A |
| **SEGMENT DISTRIBUTABLE EARNINGS** | **9,330** | **7,733** | **8,713** | **(7)%** | **29,021** | **25,538** | **(12)%** |
| *Segment DE Margin (%)* | *54.9%* | *50.1%* | *54.0%* | | *54.0%* | *53.4%* | |
| | | | | | | | |
| **ASSETS UNDER MANAGEMENT (AUM R$millions)** | **8,904** | **9,463** | **10,856** | **22%** | **8,904** | **10,856** | **22%** |
| **FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)** | **8,854** | **9,426** | **10,823** | **22%** | **8,854** | **10,823** | **22%** |
| **AVERAGE MANAGEMENT FEE RATE (%)** | **0.74%** | **0.61%** | **0.60%** | | **0.74%** | **0.60%** | |

*See notes and definitions at end of document*



Public Equities' AUM
Others
1%
Total Return
5%
R$11 bn
AUM
Dividends Strategy
27%
Mosaico Strategy
68%

25

26 ∆ YoY (%) 3Q'24 YTD 3Q'23 YTD ∆ YoY (%) 3Q'24 2Q'24 3Q'23 (R$ thousands, unless mentioned) N/A – – N/A – – – Net revenue from management fees 18% 23,506 19,954 147% 4,949 8,760 2,000 Net revenue from advisory fees 18% 23,506 19,954 147% 4,949 8,760 2,000 Total Fee Related Revenues 19% (1,763) (1,487) 22% (601) (609) (491) Segment personnel expenses (3)% (530) (544) (67)% (75) (285) (229) Other G&A expenses 4% (3,582) (3,456) 3% (1,241) (1,287) (1,206) Corporate center expenses 18% (7,551) (6,381) 171% (1,690) (2,768) (623) Bonus compensation related to management and advisory 13% (13,427) (11,868) 42% (3,607) (4,949) (2,548) Total Fee Related Expenses 25% 10,078 8,086 N/A 1,342 3,810 (548) FEE RELATED EARNINGS (FRE) 42.9% 40.5% 27.1% 43.5% - 27.4% FRE Margin (%) 25% 10,078 8,086 N/A 1,342 3,810 (548) SEGMENT DISTRIBUTABLE EARNINGS 42.9% 40.5% 27.1% 43.5% - 27.4% Segment DE Margin (%) Corporate Advisory ▪ Net revenue from advisory fees of R$4.9 million in the quarter, an increase of 147% compared to 3Q’23, due to a pickup in dea l a ctivity in the third quarter 2024. ▪ FRE was R$1.3 million in the 3Q’24 and R$10.1 million in the 3Q’24 YTD, posting a 25% increase comparing to the 3Q’23 YTD.

# Retirement Services

- VRS reached R$320 million in AUM by the end of the third quarter. We are experiencing a pickup in flows for VRS since the launch of the platform called Mio Vinci Partners.
- Fee Related Earnings (FRE) of negative R$3.4 million in the quarter and FRE was negative R$9.7 million in the 3Q'24 YTD.
- Mio launched multiple new investment strategies in collaboration with leading Brazilian asset managers, including three Pension Plan funds created in partnership with Vinci's IP&S and Private Credit strategies.
- Mio was selected by BlackRock as its partner for the launch of its first retirement strategy in Brazil, an equity index fund designed for retirement released in September.

| (R$ thousands, unless mentioned) | 3Q'23 | 2Q'24 | 3Q'24 | Δ YoY (%) | 3Q'23 YTD | 3Q'24 YTD | Δ YoY (%) |
|---|---|---|---|---|---|---|---|
| Net revenue from management fees | 38 | 175 | 228 | 498% | 47 | 561 | 1,095% |
| Net revenue from advisory fees | – | – | – | N/A | – | – | N/A |
| **Total Fee Related Revenues** | **38** | **175** | **228** | **498%** | **47** | **561** | **1,095%** |
| Segment personnel expenses | (582) | (661) | (769) | 32% | (1,433) | (1,991) | 39% |
| Other G&A expenses | (815) | (1,799) | (1,821) | 123% | (2,003) | (5,238) | 162% |
| Corporate center expenses | (121) | (129) | (124) | 3% | (348) | (358) | 3% |
| Bonus compensation related to management and advisory | (939) | (1,122) | (870) | (7)% | (2,239) | (2,714) | 21% |
| **Total Fee Related Expenses** | **(2,456)** | **(3,712)** | **(3,584)** | **46%** | **(6,023)** | **(10,302)** | **71%** |
| FEE RELATED EARNINGS (FRE) | (2,418) | (3,537) | (3,356) | 39% | (5,976) | (9,739) | 63% |
| *FRE Margin (%)* | *N/A* | *N/A* | *N/A* | | *N/A* | *N/A* | |
| Net revenue from performance fees | – | – | 0 | N/A | – | 0 | N/A |
| *Realized performance fees* | – | – | 0 | *N/A* | – | 0 | *N/A* |
| *Unrealized performance fees* | – | – | – | *N/A* | – | – | *N/A* |
| Performance based compensation | – | – | – | N/A | – | – | N/A |
| PERFORMANCE RELATED EARNINGS (PRE) | – | – | – | N/A | – | – | N/A |
| *PRE Margin (%)* | *N/A* | *N/A* | *N/A* | | *N/A* | *N/A* | |
| (-) Unrealized performance fees | – | – | – | N/A | – | – | N/A |
| (+) Unrealized performance compensation | – | – | – | N/A | – | – | N/A |
| SEGMENT DISTRIBUTABLE EARNINGS | (2,418) | (3,537) | (3,356) | 39% | (5,976) | (9,739) | 63% |
| *Segment DE Margin (%)* | *N/A* | *N/A* | *N/A* | | *N/A* | *N/A* | |
| **ASSETS UNDER MANAGEMENT (AUM R$millions)** | **37** | **241** | **320** | **768%** | **37** | **320** | **768%** |
| **AVERAGE MANAGEMENT FEE RATE (%)** | **0.60%** | **0.39%** | **0.35%** | | **0.60%** | **0.35%** | |

27

Supplement Details

# AUM and Fee-Earning AUM Rollforward

## Assets Under Management (AUM) – R$ millions

*For the Three Months Ended September 30, 2024*

| | Private Equity | Public Equities | IP&S | Infrastructure | Real Estate | Credit | Retirement Services | Vinci SPS | Total |
|---|---|---|---|---|---|---|---|---|---|
| **Beginning balance** | **15,524** | **9,463** | **24,815** | **3,943** | **6,726** | **6,260** | **241** | **2,239** | **69,212** |
| (+/-) Capital Subscription / (capital return) | 19 | – | (4) | 88 | (128) | 259 | – | (32) | 202 |
| *(+) Capital Subscription* | *56* | *–* | *–* | *102* | *–* | *390* | *–* | *1* | *549* |
| *(-) Capital Return* | *(38)* | *–* | *(4)* | *(14)* | *(128)* | *(131)* | *–* | *(33)* | *(347)* |
| (+) Acquisitions | – | – | – | – | – | – | – | – | – |
| (+/-) Net Inflow / (outflow) | – | *620* | *(1,209)* | – | *(2)* | *117* | *73* | – | *(401)* |
| (+/-) Appreciation / (depreciation) | 261 | 774 | 408 | (45) | (244) | 146 | 5 | 77 | 1,382 |
| **Ending Balance** | **15,803** | **10,856** | **24,010** | **3,987** | **6,351** | **6,782** | **320** | **2,285** | **70,395** |

*For the Twelve Months Ended September 30, 2024*

| | Private Equity | Public Equities | IP&S | Infrastructure | Real Estate | Credit | Retirement Services | Vinci SPS | Total |
|---|---|---|---|---|---|---|---|---|---|
| **Beginning balance** | **13,971** | **8,904** | **25,943** | **2,731** | **6,220** | **5,335** | **37** | **2,091** | **65,231** |
| (+/-) Capital Subscription / (capital return) | 498 | – | 540 | 1,165 | 409 | 294 | – | (112) | 2,794 |
| *(+) Capital Subscription* | *808* | *–* | *548* | *1,267* | *946* | *588* | *–* | *177* | *4,334* |
| *(-) Capital Return* | *(310)* | *–* | *(8)* | *(103)* | *(537)* | *(294)* | *–* | *(289)* | *(1,540)* |
| (+) Acquisitions | – | – | – | – | – | 540 | – | – | 540 |
| (+/-) Net Inflow / (outflow) | – | *507* | *(4,769)* | – | *133* | *221* | *272* | – | *(3,636)* |
| (+/-) Appreciation / (depreciation) | 1,334 | 1,445 | 2,296 | 91 | (411) | 393 | 11 | 306 | 5,465 |
| **Ending Balance** | **15,803** | **10,856** | **24,010** | **3,987** | **6,351** | **6,782** | **320** | **2,285** | **70,395** |

## Fee-Earning Assets Under Management (FEAUM) – R$ millions

*For the Three Months Ended September 30, 2024*

| | Private Equity | Public Equities | IP&S | Infrastructure | Real Estate | Credit | Retirement Services | Vinci SPS | Total |
|---|---|---|---|---|---|---|---|---|---|
| **Beginning balance** | **12,385** | **9,426** | **24,604** | **3,899** | **6,726** | **6,240** | **241** | **2,072** | **65,592** |
| (+/-) Capital Subscription / (capital return) | 19 | – | (4) | 88 | (128) | 259 | – | (32) | 202 |
| *(+) Capital Subscription* | *56* | *–* | *–* | *102* | *–* | *390* | *–* | *1* | *549* |
| *(-) Capital Return* | *(38)* | *–* | *(4)* | *(14)* | *(128)* | *(131)* | *–* | *(33)* | *(347)* |
| (+) Acquisitions | – | – | – | – | – | – | – | – | – |
| (+/-) Net Inflow / (outflow) | – | *620* | *(1,259)* | – | *(2)* | *117* | *73* | – | *(451)* |
| (+/-) Appreciation / (depreciation) | 286 | 777 | 383 | (44) | (244) | 143 | 5 | 68 | 1,374 |
| **Ending Balance** | **12,690** | **10,823** | **23,723** | **3,943** | **6,351** | **6,759** | **320** | **2,108** | **66,717** |

*For the Twelve Months Ended September 30, 2024*

| | Private Equity | Public Equities | IP&S | Infrastructure | Real Estate | Credit | Retirement Services | Vinci SPS | Total |
|---|---|---|---|---|---|---|---|---|---|
| **Beginning balance** | **10,733** | **8,854** | **25,693** | **2,682** | **6,220** | **5,335** | **37** | **2,091** | **61,644** |
| (+/-) Capital Subscription / (capital return) | 526 | – | 540 | 1,179 | 409 | 294 | – | (280) | 2,668 |
| *(+) Capital Subscription* | *758* | *–* | *548* | *1,267* | *946* | *588* | *–* | *9* | *4,116* |
| *(-) Capital Return* | *(232)* | *–* | *(8)* | *(88)* | *(537)* | *(294)* | *–* | *(289)* | *(1,448)* |
| (+) Acquisitions | – | – | – | – | – | 519 | – | – | 519 |
| (+/-) Net Inflow / (outflow) | – | *507* | *(4,774)* | – | *133* | *221* | *272* | – | *(3,641)* |
| (+/-) Appreciation / (depreciation) | 1,432 | 1,462 | 2,265 | 82 | (411) | 390 | 11 | 296 | 5,527 |
| **Ending Balance** | **12,690** | **10,823** | **23,723** | **3,943** | **6,351** | **6,759** | **320** | **2,108** | **66,717** |

29

# Investment records – IP&S, Public Equities, Private Credit and Listed Funds

| Fund | Segment | NAV[1] (R$ millions) | 3Q'24 | YTD | 12 M | 24 M | Market Comparison | Index Rate |
|---|---|---|---|---|---|---|---|---|
| Vinci Multiestratégia FIM | IP&S | 180.6 | 2.4% | 6.1% | 9.1% | 22.5% | CDI[7] | CDI[7] |
| Atlas Strategy[2] | IP&S | 228.1 | 3.1% | 4.6% | 8.1% | 12.5% | CDI[7] | CDI[7] |
| Vinci Total Return[3] | Public Equities | 269.1 | 4.6% | (1.6)% | 9.6% | 18.4% | IPCA[9] + Yield IMA-B[10] | IPCA[5] + Yield IMA-B[10] |
| Mosaico Strategy[4] | Public Equities | 935.9 | 5.4% | (2.2)% | 9.8% | 13.9% | IBOV[8] | IBOV[8] |
| Vinci Gas Dividendos FIA | Public Equities | 378.5 | 6.2% | (1.9)% | 11.9% | 17.0% | IBOV[8] | IBOV[8] |
| Vinci Valorem FIM[5] | IP&S | 1,098.8 | 1.7% | 5.1% | 7.8% | 19.3% | IMA-B 5[12] | IMA-B 5[12] |
| Equilibrio Strategy[6] | IP&S | 1,494.2 | 1.4% | 4.7% | 7.2% | 18.3% | IPCA[9] | - |
| Vinci Retorno Real FIM | IP&S | 173.6 | 0.5% | 4.6% | 8.1% | 18.4% | IMA-B[10] | IMA-B[10] |
| Vinci Crédito Imobiliário II | Credit | 762.5 | 2.7% | 3.3% | 7.9% | 20.9% | IPCA[9] | IPCA[9]+ 6% |
| Vinci Crédito Estruturado Multiestrategia Plus FIC FIM | Credit | 73.7 | 3.1% | 9.6% | 13.5% | 28.1% | CDI[7] | CDI[7] |
| Vinci Energia Sustentável | Credit | 559.3 | 2.4% | 4.6% | 8.6% | 19.2% | IPCA[9] | IPCA[9]+ 6% |
| Vinci Crédito Multiestratégia | Credit | 344.0 | 3.7% | 8.2% | 12.3% | 22.1% | CDI[7] | IPCA[9] + 5% |
| VISC11 | Real Estate (listed REIT) | 3,133.7 | (4.5)% | (11.4)% | 1.5% | 18.4% | IFIX[11] | IPCA[9] + 6% |
| VILG11 | Real Estate (listed REIT) | 1,267.4 | 3.5% | (9.5)% | (14.4)% | (9.9)% | IFIX[11] | IPCA[9] + 6% |
| VINO11 | Real Estate (listed REIT) | 418.3 | (25.3)% | (28.3)% | (33.9)% | (39.0)% | IFIX[11] | IPCA[9] + 6% |
| VIFI11 | Real Estate (listed REIT) | 61.6 | (2.6)% | (6.7)% | 1.9% | 23.8% | IFIX[11] | IFIX[11] |
| VIUR11 | Real Estate (listed REIT) | 172.5 | (0.6)% | (19.4)% | (11.2)% | (1.4)% | IFIX[11] | IPCA[9] + 6% |
| VCRI11 | Real Estate (listed REIT) | 145.0 | (2.3)% | (0.9)% | 12.5% | - | IFIX[11] | IPCA[9] + X% |
| VICA11 | Real Estate (REIT) | 377.5 | 0.4% | 0.7% | 0.6% | - | IFIX[11] | CDI[7] + 1% |
| VINCI FOF IMOBILIARIO FIM CP | Real Estate (REIT) | 56.4 | 0.0% | 1.2% | 4.1% | 17.2% | IFIX[11] | IFIX[11] |
| VIGT11 | Infrastructure (listed) | 513.6 | (25.3)% | (28.3)% | (33.9)% | (39.0)% | - | - |

| Benchmark | 3Q'24 | YTD | 12 M | 24 M |
|---|---|---|---|---|
| IBOV[5] | 6.4% | (1.8)% | 13.1% | 19.8% |
| CDI[4] | 2.6% | 8.0% | 11.1% | 26.0% |
| IMA-B 5[7] | 1.9% | 5.3% | 8.4% | 21.1% |
| IPCA[6] + Yield IMA-B[7] | 2.3% | 8.2% | 10.7% | 22.9% |
| IPCA[6] | 0.8% | 3.3% | 4.4% | 9.8% |
| IFIX[8] | (1.2)% | (0.2)% | 2.7% | 10.5% |

*See notes and definitions at end of document*

30

# Investment records – Closed End Private Markets funds

## Pro Forma Historical Portfolio Performance - Excluding PIPE Investments[1]

| Fund | Segment | Vintage year | Committed Capital (R$mm) | Invested Capital (R$mm) | Realized or Partially Realized (R$mm) | Unrealized (R$mm) | Total Value (R$mm) | Gross MOIC (BRL) | Gross MOIC (USD) | Gross IRR (BRL) | Gross IRR (USD) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Fund 1 | Private Equity | 2004 | 1,415 | 1,206 | 5,110 | 99 | 5,209 | 4.3x | 4.0x | 71.5% | 77.2% |
| VCP II | Private Equity | 2011 | 2,200 | 2,063 | 1,872 | 2,328 | 4,200 | 2.0x | 1.1x | 9.9% | 1.1% |
| VCP III | Private Equity | 2018 | 4,000 | 2,342 | 54 | 4,975 | 5,029 | 2.1x | 2.1x | 33.0% | 28.3% |
| VCP IV | Private Equity | 2022 | 2,691 | 335 | – | 549 | 549 | 1.5x | 1.5x | – | – |
| **VCP Strategy[2]** | **Private Equity** | | **10,306** | **5,946** | **7,036** | **7,951** | **14,986** | **2.5x** | **2.2x** | **64.6%** | **70.2%** |
| NE Empreendedor[3] | Private Equity | 2003 | 36 | 13 | 26 | – | 26 | 2.1x | 2.6x | 22.0% | 30.5% |
| Nordeste III | Private Equity | 2017 | 240 | 135 | 95 | 163 | 257 | 1.9x | 1.5x | 18.7% | 11.1% |
| VIR IV | Private Equity | 2020 | 1,000 | 495 | 160 | 556 | 695 | 1.4x | 1.4x | 27.2% | 25.4% |
| **VIR Strategy[4]** | **Private Equity** | | **1,276** | **642** | **281** | **718** | **978** | **1.6x** | **1.5x** | **22.4%** | **27.0%** |
| SPS I | Special Situations | 2018 | 128 | 191 | 267 | 82 | 349 | 2.4x | 1.9x | 25.9% | 19.1% |
| SPS II | Special Situations | 2020 | 671 | 1,021 | 926 | 658 | 1,584 | 2.4x | 2.3x | 24.2% | 24.0% |
| SPS III | Special Situations | 2021 | 1,071 | 1,002 | 130 | 1,223 | 1,353 | 2.9x | 2.8x | 29.0% | 23.2% |
| **SPS Strategy[5]** | **Special Situations** | | **1,870** | **2,214** | **1,323** | **1,963** | **3,286** | **2.7x** | **2.5x** | **25.7%** | **22.8%** |
| FIP Transmissão[6] | Infrastructure | 2017 | 211 | 104 | 289 | 87 | 376 | 3.6x | 2.7x | 57.0% | 41.7% |
| VIAS[7] | Infrastructure | 2021 | 386 | 350 | – | 409 | 409 | 1.3x | 1.3x | 20.7% | 15.3% |
| VICC[8] | Infrastructure | 2022 | 1,566 | – | – | – | – | – | – | – | – |
| VFDL[9] | Real Estate | 2021 | 422 | 291 | 16 | 325 | 341 | 1.2x | 1.1x | 11.3% | 6.7% |
| Vinci Credit Infra[10] | Credit | 2022 | 1,798 | 1,140 | – | 681 | 681 | 1.2x | 1.2x | NM | NM |

*See notes and definitions at end of document*

31

32 Shareholder Dividends 3Q'24 2Q'24 1Q'24 4Q'23 3Q'23 2Q'23 1Q'23 4Q'22 ($ in thousands) 57,104 58,401 49,605 63,641 51,820 70,369 60,006 55,792 Adjusted Distributable Earnings (R$) 9,872 10,331 9,801 12,829 10,647 14,290 11,994 10,618 Adjusted Distributable Earnings (US$)¹ 0.19 0.19 0.18 0.24 0.20 0.26 0.22 0.19 Adjusted DE per Common Share (US$)² 0.16 0.17 0.17 0.20 0.17 0.20 0.16 0.17 Actual Dividend per Common Share³ November 20, 2024 August 21, 2024 May 23, 2024 February 22, 2024 November 22, 2023 August 24, 2023 May 25, 2023 March 01, 2023 Record Date December 05, 2024 September 05, 2024 June 07, 2024 March 07, 2024 December 07, 2023 September 08, 2023 June 09, 2023 March 15, 2023 Payable Date ▪ Vinci Partners generated R$1.08 or US$0.19¹ of Adjusted Distributable Earnings per common share for the third quarter of 2024 . ▪ The company declared a quarterly dividend of US$0.16² per common share to record holders as of November 20, 2024; payable on Dec ember 05 , 2024. See notes and definitions at end of document

33 Share Summary ▪ Common Shares Outstanding as of quarter end of 52,870,614 shares. x Repurchased 374,834 common shares in the quarter, with an average share price of US$10.4. x Repurchased 4,685,954 common shares since the announcement of the first share repurchase plan, with an average share price of US $10.7. x As of September 30, 2024, the remaining authorization for the share repurchase plan was US$14.7 million. 3Q'24 2Q'24 1Q'24 4Q'23 3Q'23 2Q'23 1Q'23 4Q'22 3Q'22 VINP Shares 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 Class B 38,404,375 38,779,209 38,778,597 39,312,578 39,405,827 39,730,720 40,247,461 40,614,497 40,892,619 Class A¹ 52,870,614 53,245,448 53,244,836 53,778,817 53,872,066 54,196,959 54,713,700 55,080,736 55,358,858 Common Shares See notes and definitions at end of document

# GP Commitment in Vinci Partners funds

- As of September 30, 2024, the company had R$1,149.2 million in capital commitments signed to proprietary funds.
- Total GP Investments marked at fair value of R$556.1 million as of September 30, 2024.

| (R$ millions, unless mentioned) | Segment | 3Q'24 Commitments | Total Capital Committed | 3Q'24 Capital Called | Total Capital Called | Capital Returned/Dividends Paid (3Q'24) | Accumulated Capital Returned/Dividends Paid | Fair value of investments |
|---|---|---|---|---|---|---|---|---|
| Nordeste III | Private Equity | – | 5.0 | – | 3.2 | – | 1.6 | 3.4 |
| VCP III | Private Equity | – | 3.1 | – | 2.8 | – | – | 4.3 |
| VIR IV | Private Equity | – | 11.1 | – | 6.5 | 0.1 | 1.8 | 6.3 |
| VCP IV | Private Equity | – | 350.0 | – | 33.2 | – | – | 41.3 |
| FIP Infra Transmissão (co-investment)[1] | Infrastructure | – | 29.5 | – | 8.9 | – | 23.9 | 7.4 |
| FIP Infra Transmissão[1] | Infrastructure | – | 10.5 | – | 3.4 | – | 7.3 | 2.1 |
| VIAS | Infrastructure | – | 50.0 | – | 37.5 | – | – | 50.7 |
| Vinci Transporte e Logística II | Infrastructure | – | 15.0 | – | – | – | – | – |
| Vinci Transporte e Logística I | Infrastructure | – | 11.4 | – | 11.3 | – | – | 19.0 |
| VICC | Infrastructure | – | 100.0 | 0.8 | 3.1 | – | – | 0.2 |
| VFDL | Real Estate | – | 70.0 | 3.5 | 59.1 | – | – | 66.3 |
| VIUR | Real Estate | – | 67.3 | – | 67.3 | 1.4 | 19.4 | 43.1 |
| VINO | Real Estate | – | 50.0 | – | 50.0 | 0.7 | 9.3 | 23.1 |
| Vinci FOF Imobiliário | Real Estate | – | 36.9 | – | 36.9 | – | 22.5 | 20.0 |
| VCRI | Real Estate/Credit | – | 80.0 | – | 80.0 | 2.3 | 26.4 | 68.8 |
| VICA | Real Estate/Credit | – | 23.0 | – | 23.0 | 0.7 | 6.1 | 23.0 |
| Vinci Crédito Infra Institucional | Credit | – | 100.0 | – | 56.9 | – | – | 62.2 |
| VSP FIM | IP&S | – | 50.0 | 4.8 | 22.5 | 0.5 | 1.9 | 26.7 |
| VINCI PIPE | Public Equities | – | 25.0 | – | 25.0 | – | 0.00 | 21.6 |
| Vinci US Real Estate | Real Estate | – | 46.4 | – | 46.4 | – | – | 50.5 |
| FDIRS | Infrastructure | – | 15.0 | – | 15.0 | – | – | 16.0 |
| **Total** | | **–** | **1,149.2** | **9.1** | **592.0** | **5.7** | **120.2** | **556.1** |

*See notes and definitions at end of document*

34

35 58% 22% 20% Private Markets Public Equities IP&S Significant exposure to performance fee - eligible AUM ▪ Total Performance fee eligible AUM (PEAUM) of R$39.6 billion. ▪ Hurdle rate funds charge performance based on the fund’s return over its benchmark, generally with a high - watermark clause, except for the SWF mandate in Public Equities. ▪ Within our Private Market strategies, R$9 billion in AUM comes from “preferred return” funds with carried interest, that are still in investment period. See notes and definitions at end of document PERFORMANCE FEE ELIGIBLE AUM (PEAUM) Status Index Rate Index type AUM R$mm Strategy/Fund Currently generating performance IPCA 5 + 8% Preferred Return w/ Catch - Up² 1,362 VCP III - Onshore Currently generating performance USD + 8% Preferred Return w/ Catch - Up² 4,359 VCP III - Offshore Within investment period IPCA 5 + 8% Preferred Return w/ Catch - Up² 2,639 Other PE Onshore Vehicles Within investment period USD + 8% Preferred Return w/ Catch - Up² 439 Other PE Offshore Vehicles Currently generating performance IPCA 5 + 8.5% Preferred Return w/ Catch - Up² 254 Nordeste III Within investment period IPCA 5 + 5% Preferred Return w/ Catch - Up² 175 Teman Pier Within investment period IPCA 5 + 6% Preferred Return 4 478 VIAS Within investment period IPCA 5 + 6% Preferred Return 4 151 Transportation and Logistics strategy Currently generating performance IPCA 5 + 8% Preferred Return 4 43 FIP Infra Transmissão Within investment period IPCA 5 Preferred Return 4 1,315 VICC Within investment period Hurdle³ 1,049 FDIRS Currently generating performance IPCA 5 + 6% Hurdle³ 1,862 Listed REITs Within investment period IPCA 5 + 6% Preferred Return 4 457 VFDL Currently generating performance IFIX 9 Hurdle³ 475 FOF Strategy Within investment period IPCA 5 + 6% Preferred Return 4 763 VCI II Within investment period IPCA 5 + 6% Preferred Return 4 559 VES Within investment period IPCA 5 + 5% Preferred Return 4 367 VCM FIM Currently generating performance CDI 10 Hurdle³ 66 Energia FIM Within investment period IPCA 5 + 5% Hurdle³ 103 VCS Currently generating performance CDI 10 Hurdle³ 358 VCE Within investment period CDI 10 Preferred Return 4 1,350 SPS III Within investment period IPCA 5 + 6% Preferred Return 4 85 VORE FII Currently generating performance 1,396 Others Not expected to pay performance 2,994 Others 23,098 Total Private Markets Currently generating performance IMAB 5 6 Hurdle³ 1,099 Vinci Valorem Currently generating performance IBOV 7 + alpha Hurdle³ 788 Separate Mandates Currently generating performance 947 International¹ Currently generating performance IBOV 7 + alpha Hurdle³ 493 Commingled Funds Currently generating performance IPCA 5 + 8% Preferred Return w/ Catch - Up² 219 VSP Currently generating performance CDI 10 Hurdle³ 228 Atlas Strategy Currently generating performance CDI 10 Hurdle³ 181 Vinci Multiestratégia Currently generating performance 3,887 Others 7,841 Total IP&S Currently generating performance FTSE 8 Hurdle³ 6,469 SWF Currently generating performance IBOV 7 Hurdle³ 944 Mosaico Strategy Currently generating performance IBOV 7 Hurdle³ 379 Vinci Gas Dividendos Currently generating performance IPCA 5 + Yield IMAB 11 Hurdle³ 301 Vinci Total Return Currently generating performance 607 Others 8,700 Total Public Equities 39,640 PEAUM TOTAL PEAUM R$40 bn

Reconciliations and Disclosures

# Financials - Income Statement

| (R$ thousands, unless mentioned) | 3Q'23 | 2Q'24 | 3Q'24 | Δ YoY (%) | 3Q'23 YTD | 3Q'24 YTD | Δ YoY (%) |
|---|---|---|---|---|---|---|---|
| REVENUES | | | | | | | |
| Net revenue from management fees | 104,745 | 114,134 | 106,750 | 2% | 293,391 | 317,339 | 8% |
| Net revenue from performance fees | 2,058 | 5,613 | 1,890 | (8)% | 14,786 | 9,776 | (34)% |
| *Realized performance fees* | *2,058* | *9,096* | *1,890* | *(8)%* | *14,786* | *13,259* | *(10)%* |
| *Unrealized performance fees* | *–* | *(3,483)* | *–* | *N/A* | *–* | *(3,483)* | *N/A* |
| Net revenue from advisory | 2,283 | 11,481 | 5,966 | 161% | 20,801 | 27,806 | 34% |
| **Total net revenues from services rendered** | **109,086** | **131,228** | **114,606** | **5%** | **328,978** | **354,921** | **8%** |
| EXPENSES | | | | | | | |
| Bonus related to management and advisory | (18,746) | (23,380) | (19,228) | 3% | (57,857) | (61,356) | 6% |
| Performance based compensation | (925) | (2,503) | (907) | (2)% | (7,026) | (4,419) | (37)% |
| *Realized* | *(925)* | *(3,736)* | *(907)* | *(2)%* | *(7,026)* | *(5,652)* | *(20)%* |
| *Unrealized* | *–* | *1,233* | *–* | *N/A* | *–* | *1,233* | *N/A* |
| **Total compensation and benefits** | **(19,671)** | **(25,883)** | **(20,135)** | **2%** | **(64,883)** | **(65,775)** | **1%** |
| Segment personnel expenses | (7,483) | (7,556) | (8,238) | 10% | (22,224) | (23,131) | 4% |
| Other general and administrative expenses | (5,356) | (7,025) | (6,614) | 23% | (13,850) | (19,635) | 42% |
| Corporate center expenses | (24,110) | (25,750) | (24,817) | 3% | (69,126) | (71,654) | 4% |
| **Total expenses** | **(56,620)** | **(66,214)** | **(59,803)** | **6%** | **(170,082)** | **(180,194)** | **6%** |
| **Operating profit** | **52,466** | **65,014** | **54,803** | **4%** | **158,896** | **174,727** | **10%** |
| OTHER ITEMS | | | | | | | |
| GP Investment income | (3,347) | 4,250 | (6,609) | 97% | 11,104 | 11,150 | 0% |
| *Realized gain from GP investment income* | *4,699* | *12,379* | *4,539* | *(3)%* | *14,759* | *21,324* | *44%* |
| *Unrealized gain from GP investment income* | *(8,046)* | *(8,128)* | *(11,149)* | *39%* | *(3,655)* | *(10,174)* | *178%* |
| Financial income | 12,027 | 11,421 | 15,178 | 26% | 62,299 | 38,961 | (37)% |
| *Realized gain from financial income* | *12,027* | *11,421* | *15,178* | *26%* | *62,299* | *38,961* | *(37)%* |
| *Unrealized gain from financial income* | *(0)* | *–* | *–* | *N/A* | *(0)* | *–* | *N/A* |
| Leasing expenses | (2,394) | (2,076) | (1,931) | (19)% | (7,542) | (6,223) | (17)% |
| Other items[1] | (11,442) | (21,249) | 1,496 | N/A | (22,864) | (34,745) | 52% |
| Share Based Plan | (5,118) | (5,660) | (4,147) | (19)% | (10,718) | (15,955) | 49% |
| Non-operational expenses[2] | – | (11,674) | (3,728) | N/A | – | (16,735) | N/A |
| **Total Other Items** | **(10,274)** | **(24,988)** | **259** | **N/A** | **32,279** | **(23,547)** | **N/A** |
| **Profit before income taxes** | **42,192** | **40,026** | **55,062** | **31%** | **191,175** | **151,180** | **(21)%** |
| (-) Income taxes[3] | (10,375) | (11,679) | (13,693) | 32% | (35,100) | (35,756) | 2% |
| NET INCOME | 31,817 | 28,347 | 41,369 | 30% | 156,075 | 115,424 | (26)% |
| (+) Non-operational expenses (including Income Tax effect) | – | 11,604 | 3,727 | N/A | – | 16,639 | N/A |
| (-) Contingent consideration adjustment related to acquisitions[4] | 5,655 | 3,870 | (5,444) | N/A | 7,785 | 2,225 | (71)% |
| ADJUSTE NET INCOME | 37,472 | 43,821 | 39,652 | 6% | 163,860 | 134,288 | (18)% |

*See notes and definitions at end of document*

37

# Financials - Non-GAAP Reconciliation

| (R$ thousands, unless mentioned) | 3Q'23 | 2Q'24 | 3Q'24 | 3Q'23 YTD | 3Q'24 YTD |
|---|---|---|---|---|---|
| OPERATING PROFIT | 52,466 | 65,014 | 54,803 | 158,896 | 174,727 |
| (-) Net revenue from realized performance fees | (2,058) | (9,096) | (1,890) | (14,786) | (13,259) |
| (-) Net revenue from unrealized performance fees | – | 3,483 | – | – | 3,483 |
| (+) Compensation allocated in relation to performance fees | 925 | 2,503 | 907 | 7,026 | 4,419 |
| FEE RELATED EARNINGS (FRE) | 51,333 | 61,904 | 53,819 | 151,136 | 169,369 |
| OPERATING PROFIT | 52,466 | 65,014 | 54,803 | 158,896 | 174,727 |
| (-) Net revenue from management fees | (104,745) | (114,134) | (106,750) | (293,391) | (317,339) |
| (-) Net revenue from advisory | (2,283) | (11,481) | (5,966) | (20,801) | (27,806) |
| (+) Bonus related to management and advisory | 18,746 | 23,380 | 19,228 | 57,857 | 61,356 |
| (+) Personnel expenses | 7,483 | 7,556 | 8,238 | 22,224 | 23,131 |
| (+) Other general and administrative expenses | 5,356 | 7,025 | 6,614 | 13,850 | 19,635 |
| (+) Corporate center expenses | 24,110 | 25,750 | 24,817 | 69,126 | 71,654 |
| PERFORMANCE RELATED EARNINGS (PRE) | 1,133 | 3,110 | 984 | 7,760 | 5,358 |
| OPERATING PROFIT | 52,466 | 65,014 | 54,803 | 158,896 | 174,727 |
| (-) Net revenue from unrealized performance fees | – | 3,483 | – | – | 3,483 |
| (+) Compensation allocated in relation to unrealized performance fees | – | (1,233) | – | – | (1,233) |
| (+) Realized gain from GP investment income | 4,699 | 12,379 | 4,539 | 14,759 | 21,324 |
| SEGMENT DISTRIBUTABLE EARNINGS | 57,165 | 79,643 | 59,342 | 173,655 | 198,301 |
| NET INCOME | 31,817 | 28,347 | 41,369 | 156,075 | 115,424 |
| (-) Net revenue from unrealized performance fees | – | 3,483 | – | – | 3,483 |
| (+) Income tax from unrealized performance fees | – | (401) | – | – | (401) |
| (+) Compensation allocated in relation to unrealized performance fees | – | (1,233) | – | – | (1,233) |
| (-) Unrealized gain from GP investment income | 8,046 | 8,128 | 11,149 | 3,655 | 10,174 |
| (+) Income tax on unrealized gain from GP investment income | 46 | (987) | 180 | 56 | (524) |
| (-) Unrealized gain from financial income | 0 | 0 | – | 0 | 0 |
| (-) Income tax on unrealized gain from financial income | – | – | – | – | – |
| (-) Contingent consideration (earn-out) gain (loss), after-tax[1] | 5,655 | 3,870 | (5,444) | 7,785 | 2,225 |
| (+) Depreciation and amortization | 1,646 | 1,873 | 2,272 | 5,452 | 6,036 |
| (+) Share Based Plan | 5,058 | 3,529 | 4,041 | 9,413 | 13,718 |
| (-) Income Taxes on Share Based Plan | (448) | 188 | (190) | (241) | (431) |
| (+) Non-operational expenses including income tax related to realized expense[2] | – | 11,604 | 3,727 | – | 16,639 |
| ADJUSTED DISTRIBUTABLE EARNINGS | 51,820 | 58,401 | 57,104 | 182,195 | 165,111 |
| TOTAL NET REVENUE FROM SERVICES RENDERED | 109,086 | 131,228 | 114,606 | 328,978 | 354,921 |
| (-) Net revenue from realized performance fees | (2,058) | (9,096) | (1,890) | (14,786) | (13,259) |
| (-) Net revenue from unrealized performance fees | – | 3,483 | – | – | 3,483 |
| NET REVENUE FROM MANAGEMENT FEES AND ADVISORY | 107,028 | 125,615 | 112,716 | 314,192 | 345,146 |

*See notes and definitions at end of document*

38

39 3Q'24 YTD 3Q'23 YTD 3Q'24 3Q'23 (R$ thousands, unless mentioned) 151,180 191,175 55,062 42,192 Profit (loss) before income taxes 34% 34% 34% 34% Combined statutory income taxes rate - % (51,401) (65,000) (18,721) (14,346) Income tax benefit (Expense) at statutory rates Reconciliation adjustments: (144) (606) (45) (542) Expenses not deductible 107 173 (39) 131 Tax benefits (1,144) (329) (459) (76) Share based payments (3,321) - (1,115) - Tax loss 19,984 30,570 6,583 4,498 Effect of presumed profit of subsidiaries¹ and offshore subsidiaries 163 92 103 (40) Other additions (exclusions), net (35,756) (35,100) (13,693) (10,375) Income taxes expenses (40,212) (41,492) (13,153) (14,370) Current 4,456 6,392 (540) 3,995 Deferred 24% 18% 25% 25% Effective tax rate Effective tax rate reconciliation See notes and definitions at end of document

40 17.7 18.7 0.9 8.0 3.5 2.9 4.9 19.1 19.2 0.9 8.3 3.8 3.1 5.4 General and Administrative Expenses 3Q’24 ( R$mm ) 3 Q’23 ( R$mm ) Lease and condominium Other Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A R$59.8 mm Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A Lease and condominium Other R$56.6 mm + 5.6%

41 09/30/2024 06/28/2024 Assets Current assets 534,406 592,308 Cash and cash equivalents 24,336 45,831 Cash and bank deposits 112,011 120,084 Financial instruments at fair value through profit or loss 398,059 426,393 Financial instruments at amortized cost 1,367,066 1,307,884 Financial instruments at fair value through profit or loss 73,036 71,496 Trade receivables 2,808 3,368 Sub - leases receivable 5,207 3,775 Taxes recoverable 26,813 24,249 Other assets 2,009,336 2,003,080 Total current assets Non - current assets 74,216 74,679 Financial instruments at fair value through profit or loss 13,853 14,108 Trade receivables - 456 Sub - leases receivable 826 1,930 Taxes recoverable 18,535 18,732 Deferred taxes 27,608 27,353 Other receivables 135,038 137,258 10,944 11,638 Property and equipment 51,178 53,515 Right of use - Leases 251,170 249,850 Intangible assets 448,330 452,261 Total non - current assets 2,457,666 2,455,341 Total Assets 09/30/2024 06/28/2024 Liabilities and equity Current liabilities 1,265 1,495 Trade payables 13,444 – Deferred Revenue 23,010 24,919 Leases 7,818 6,276 Accounts payable 75,124 55,721 Labor and social security obligations 14,852 76,346 Loans and Financing 22,995 22,780 Taxes and contributions payable 158,508 187,537 Total current liabilities Non - current liabilities 35,778 38,738 Leases 6,646 6,457 Labor and social security obligations 634,809 652,493 Loans and Financing 4,269 3,926 Deferred taxes 309,171 229,896 Retirement plans liabilities 990,673 931,510 1,149,181 1,119,047 Total liabilities Equity 15 15 Share capital 1,405,559 1,405,559 Additional paid - in capital (223,418) (201,748) Treasury shares 78,066 87,185 Retained Earnings 47,958 44,440 Other reserves 1,308,180 1,335,451 305 843 Non - controlling interests in the equity of subsidiaries 1,308,485 1,336,294 Total equity 2,457,666 2,455,341 Total liabilities and equity Balance Sheet

# Notes and Definitions

- **Notes to page 5**

(1) Per share is calculated considering the number of outstanding shares at the end of the current quarter. Year to date values are calculated as the sum of the last three quarters.

(2) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it´s eliminated on consolidation and excluding double counting from co-managed funds between our segments.

(3) Considers assets under management and advisory as of June 2024.

- **Notes to page 6**

(1) Considers assets under management and advisory as of June 2024.

- **Notes to page 8**

(1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year to date values are calculated as the sum of the last three quarters.

(2) Other items comprise the income/(loss) generated by financial income/(expenses) related to SPS acquisition, Ares Convertible Preferred Shares and other financial expenses.

(3) Non-operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions.

(4) DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year to date values are calculated as the sum of the last three quarters.

- **Notes to page 10**

(1) Long-term AUM includes funds with lockups for at least five years to quasi-perpetual capital commitments.

- **Notes to page 11**

(1) Long term products include funds with former lockups superior to five years.

(2) Private markets strategies include Private Equity, Real Estate, Private Credit, Infrastructure and Vinci SPS.

(3) Local Institutional covers Brazilian pension funds (public and private), insurance companies, large and mid-size corporations and the government.

(4) Institutional Offshore covers offshore pension funds, endowments, sovereign funds, fund of funds, asset managers, family offices, and others.

(5) HNWI is comprised of clients which we consider to have potential to invest at least R$30 million.

(6) Allocators & Distributors include banks (private, mass affluent and retail sectors), multi-family offices, or MFOs, and distribution platforms.

(7) Public Market Vehicles of our listed funds.

- **Notes to page 12**

(1) Accrued performance fees for the VCP offshore are as of 2Q'24. This occurs due to the 60 days timeline of the quarterly markup to be disclosed by the fund's administrator.

42

# Notes and Definitions (cont'd.)

- **Notes to page 16**

(1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year to date values are calculated as the sum of the last three quarters.

- **Notes to page 17**

(1) PRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year to date values are calculated as the sum of the last three quarters.

- **Notes to page 18**

(1) Financial income is income generated through investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in Vinci Partners' Liquid Funds, including funds from Public Equities, IP&S, Real Estate and Private Credit.

(2) GP investment income comes from proprietary investments made by Vinci Partners in its own Private Markets' funds and other closed-end funds across Public Equities and IP&S segments with long-term lockups.

- **Notes to page 19**

(1) Adjusted Distributable Earnings is calculated as Distributable Earnings excluding non-operational expenses.

(2) Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year to date values are calculated as the sum of the last three quarters.

- **Notes to page 20**

(1) Cash and cash equivalents include cash on hand, bank deposits held with financial institutions, other short-term, highly liquid investments with original maturities of three months or less, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(2) Liquid funds' value are calculated as investment at fair value as of June 28, 2024, in liquid funds from Vinci Partners' Public Equities, IP&S, Private Credit and Real Estate. It also comprises the cash and certificate of deposits and federal bonds from Vinci Monalisa FIM. For 1Q'24 onwards we are not considering the funds that refer to financial products as part of the Company's retirement plans services. For more detail, see 3Q'24 Financial Statements filed within the SEC on November 07, 2024.

(3) GP Fund Investments include Vinci Partners' GP investments in private market funds and other closed-end funds across Public Equities and IP&S segments with long-term lockups and Public REITs, calculated at fair value as of September 30, 2024. For more detail, please see slide 35 and the Financial Statements filed within the SEC on November 07, 2024.

(4) Debt obligations include commercial notes, consideration payable and convertible preferred shares. For more detail, see 3Q'24 Financial Statements filed within the SEC on November 07, 2024.

(5) Net Cash and Investments per share were calculated considering the number of outstanding shares at the end of each quarter.

(6) Considers the FX exchange rate as of June 28, 2024 for conversion of the second quarter 2024 Remaining Share Repurchase Plan, which was approved in BRL.

- **Notes to page 24**

(1) In the First Quarter of 2024, Vinci Partners executed a strategic realignment across our segments, reassigning R$2.3 billion in AUM from our Hedge Funds business to IP&S, while allocating the remainder R$534 million in AUM to our Public Equities division. Pro Forma numbers for past quarters and year to date reflect the retroactive adjustment for this managerial reassignment.

43

44 Notes and Definitions (cont’d.) ▪ Notes to page 25 (1) In the First Quarter of 2024, Vinci Partners executed a strategic realignment across our segments, reassigning R$2.3 bill ion in AUM from our Hedge Funds business to IP&S, while allocating the remainder R$534 million in AUM to our Public Equities division. Pro Forma numbers for past quarters and year to date reflect the retroactive adjustment for this managerial reassignment. ▪ Notes to page 30 (1) NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund. (2) Atlas strategy includes the funds Atlas FIC FIM, Atlas Institucional FIC FIM and Vinci Potenza. (3) Total Return Strategy includes the funds Total Return FIC FIM and Total Return Institucional FIA. (4) Mosaico Strategy includes the funds Mosaico, Mosaico Institucional and Mosaico Advisory FIA. (5) Valorem Strategy includes the funds Valorem FIM and Valorem Advisory. (6) Equilíbrio Strategy incudes the IP&S Family of pension plans. (7) CDI is an average of interbank overnight rates in Brazil (daily average for the period). (8) Brazil stock market most relevant index. (9) IPCA is a broad consumer price index measured by the IBGE. (10) IMAB is composed by government bonds indexed to IPCA. IMAB 5 also includes government bonds indexed to IPCA with up to 5 Ye ars in duration. (11) IFIX is an index composed by listed REITs in the Brazilian stock Market. (12) If IMAB 5 Average is: i. less or equal to 2%, X=3% per year; ii. between 2% - 4%, X= Average IMAB 5+1% per year; iii. Between 4% - 5%, X=5% per year; IV. greater or equal to 5%, X= IMAB 5 Average ▪ Notes to page 31 (1) Track record information is presented throughout this presentation on a pro forma basis and in local currency, excluding PIP E investments, a strategy that will be discontinued in VCP III. (2) Total commitments for VCP III include R$1.3 billion in co - investments. Track record presented for the VCP strategy as of 2Q’ 24, due to fund’s administrator timeline to disclose the quarterly markup of the fund, with the exception of total commitments for VCP IV, which are presented as of 3Q’24. (3) Performance information for Nordeste Empreendedor (“NE I”) comprises only the four (out of seven) investments invested, managed and divested by a team led by Jose Pano (collec ti vely, the ‘”Participating Investments”) while they were employed by NE I’s manager (the “NE I Manager”), an entity not affiliated with the manager or Vinci Partners. Information herein pertaining to any investments made by NE I manager has not been prepared by NE I manager and NE I manager assumes no responsibility for the acc ura cy or completeness of any such information. (4) Track record for VIR strategy is presented as of 2Q’24, due to fund’s administrator timeline to disclose the quarterly ma rku p of the fund. (5) Track record for Vinci SPS strategy is presented as of 3Q’24.

45 Notes and Definitions (cont’d.) (6) Track record for FIP Infra is presented as of 2Q’24. (7) Track record for VIAS is presented as of 12’24. (8) Total commitments for VICC are presented as of 3Q’24. (9) Track record for VFDL is presented as of 3Q’24. (10) Track record for Vinci Credit Infra is presented as of 3Q’24. ▪ Notes to page 32 (1) US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5.7846, as of November 05, 202 4, when dividends were approved by our Board of Directors. (2) Per Share calculations are based on end of period Participating Common Shares. (3) Actual dividends per common share are calculated considering the share count as of the applicable record date. ▪ Notes to page 33 (1) As of September 30, 2024, Public Float was comprised of 12,158,029 Class A common shares. ▪ Notes to page 34 (1) The remaining capital committed in FIP Infra Transmissão and FIP Infra Transmissão co - investment will not be called by the fund, which is already in divestment period. ▪ Notes to page 35 (1) International mandates have several different benchmarks across its vehicles. (2) The preferred return w/ catch - up rule applies to funds for which the vehicle must pay back its limited partners 100% of the invested capital corrected by the preferred return rate so it can charge performance fees. Once the preferred return rate is achieved, due to the catch - up clause, performance fees are charged over the absolute return of the fund instead of the excess return over the preferred rate. (3) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees. In most cases, funds with hur dle rate also are under a high - water mark clause . (4) Funds with preferred return must return 100% of invested capital corrected by the preferred return rate to its limited pa rtn ers in order to charge performance fees. (5) IPCA is a broad consumer price index measured by the IBGE. (6) IMAB 5 is composed by government bonds indexed to IPCA with up to 5 years in duration. (7) IBOV is the Brazilian stock market's most relevant index; (8) FTSE is London's stock market most relevant index; (9) IFIX is an index composed by listed REITs in the Brazilian stock exchange.

46 Notes and Definitions (cont’d.) (10) The CDI rate is a result of the average interbank overnight rates in Brazil (daily average for the period). (11) IMAB is composed by government bonds indexed to IPCA (inflation rate) plus a fixed interest rate. ▪ Notes to page 37 (1) Other items comprise the income/(loss) generated by contingent consideration adjustment and financial income/(expenses) r ela ted to SPS acquisition and Ares Convertible Preferred Shares. (2) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . (3) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes. We are taxed o n a n actual taxable profit regime, while part of our subsidiaries are taxed based on deemed profit. (4) Contingent consideration adjustment (after - tax) related to Vinci SPS’ acquisition, reflects the change in the earn out’s fai r value to be paid in 2027. On September 30, 2024, Vinci revaluated the fair value of the obligation based on the economic conditions at the date, resulting in a decrease of the contingent consider ati on fair value. The variation was recognized as a gain in the financial result. ▪ Notes to page 38 (1) Contingent consideration adjustment (after - tax) related to Vinci SPS’ acquisition, reflects the change in the earn out’s fai r value to be paid in 2027. On September 30, 2024, Vinci revaluated the fair value of the obligation based on the economic conditions at the date, resulting in a decrease of the contingent consider ati on fair value. The variation was recognized as a gain in the financial result. (2) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . ▪ Notes to page 39 (1) Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000.00 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of su bsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

# Notes and Definitions (cont'd.)

- "Fee related earnings", or "FRE", is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees, investment income and expenses that do not arise from our normal course of operations. FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share-based payments, plus (d) compensation allocated in relation to performance fees, plus (e) non-operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization.
- "FRE Margin" is calculated as FRE divided by the sum of net revenue from fund management and net revenue from advisory services.
- "Distributable Earnings", or "DE", is used as a reference point by our board of directors to assess our performance and capabilities to distribute dividends to our shareholders. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from investment income, plus (e) income taxes on unrealized gain from investment income, plus (f) share-based payments, plus (g) income taxes on share-based payments, plus (h) depreciation and amortization, except for depreciation and amortization relating to each segment's investments, less (i) contingent consideration (earn-out) gain (loss) (after tax).
- "DE Margin" is calculated as Distributable Earnings divided by sum of net revenue from fund management, net revenue from performance fees, net revenue from advisory services and realized gain from investment income.
- "Performance Related Earnings", or "PRE", is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit less (a) net revenue from fund management, less (b) net revenue from advisory services, plus (c) personnel and profit-sharing expenses, plus (d) other general and administrative expenses, less (e) compensation in relation to performance fees.
- "Segment Distributable Earnings" is Vinci Partners' segment profitability measure used to make operating decisions and assess performance across the company's five segments (Private Markets, Public Equities, Investment Products and Solutions, Retirement Services and Corporate Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.
- "AUM" refers to assets under management. Our AUM equals the sum of: (1) the fair market value of all funds and management accounts managed by Vinci Partners, across Private Equity, Real Estate, Infrastructure, Vinci SPS, Credit, IP&S, Public Equities and Retirement Services; (2) the capital that we are entitled to call from investors in funds pursuant to the terms of their capital commitments to those funds; and (3) the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund, of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.
- Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments. Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99.5% to 101% of CDI.

47

48 ▪ “Net revenue from Fund Management and Advisory” is a measure that we use to assess our ability to generate profits from our f und management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees. ▪ “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management and advisory and (b) performance - based compensation. ▪ “Segment personnel expenses” are composed of the salary - part compensation paid to employees and partners of our funds’ managemen t teams. ▪ “Corporate center expenses” are composed by the salary - compensation paid to employees and other general and administrative expen ses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG. ▪ “Other general and administrative expenses” is made up of third - party expenses, depreciation and amortization, travel and repres entation, marketing expenses, administrative fees, non - operating taxes, third - party consultants’ fees, such as legal and accounting, and office consumables. ▪ “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commit men ts. ▪ “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank depos its , certificate of deposits and proprietary investments in our liquid funds from our Public Equities and IP&S segments. ▪ “Leasing expenses” include costs from the company’s sub - leasing activities. ▪ “Income taxes” is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual tax abl e profit regime, while our subsidiaries are taxed based on deemed profit. ▪ “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets ’ c losed end and listed funds. ▪ “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our Public Equities, IP&S and Pr iva te Credit segments. ▪ “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the incr eas e or decrease of the funds’ investment’s value. ▪ “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is ca lcu lated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees. ▪ “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to ze ro in a discounted cash flow analysis.

49 Funds/strategies’ descriptions ▪ Vinci Multiestratégia : The fund seeks to achieve long - term returns by investing in fixed income assets, through strategies that imply interest rates and currency risks. ▪ Vinci Atlas: The fund seeks to achieve long - term returns by investing across all strategies within fixed income, equities, curre ncy, derivatives, commodities and other investment funds with no obligation of any class concentration. ▪ Vinci Mosaico FIA: Public Equities’ long only flagship strategy. The strategy seeks to achieve long - term returns above Brazilian equities market (Ibovespa) based on a fundamental analysis. ▪ Vinci Gas Dividendos : Public Equities’ dividends flagship strategy. The strategy seeks to achieve long - term returns by investing in companies with a consistent history of paying dividends in the Brazilian stock market. ▪ Vinci Total Return: The fund seeks to achieve medium and long - term returns by investing most of its capital in the Brazilian sto ck market, through bottom up and top - down strategies. ▪ Vinci Valorem: IP&S flagship commingled fund with exposure to fixed income assets, foreign exchange currency and derivatives. ▪ Equilibrio Strategy: IP&S family of pension plan funds. The strategy seeks to achieve long - term returns by investing across all strategies within fixed income, equities, currency, derivatives, commodities and other investment funds, respecting limitations in regulation. ▪ Vinci Selection Equities: The fund seeks to beat the Brazilian stock market index by investing in other funds that invest in Bra zilian public equities. ▪ Vinci Crédito Imobiliário I: The fund seeks to achieve long - term returns by investing in real estate mortgage - backed credit secu rity bonds. ▪ Vinci Crédito Estruturado Multiestratégia PLUS FIC FIM: The fund seeks to achieve consistent returns by investing in private structured credit bonds. ▪ VISC11: Shopping malls listed REIT, focused on acquiring income - generating shopping malls in Brazil. ▪ VILG11: Industrial listed REIT focused on acquiring mature income - generating industrial properties in Brazil. ▪ VINO11: Listed REIT focused on acquiring mature income - generating boutique office real estate assets in Brazil. ▪ VIFI11: Listed REIT that invests in other listed REITs and real estate mortgage - backed credit security bonds. ▪ VIUR11: perpetual capital listed REIT, focused on income generation to its quota holders through the acquisition of urban com mer cial properties in Brazil, such as street retail, grocery, healthcare, and educational focused real estate properties. ▪ VCRI11: Listed REIT that aims to invest in MBS, while also being able to invest in listed REITs with similar investment strat egi es. ▪ VICA11: VICA is a perpetual capital fund that shall invest in a diversified credit portfolio within the Agri sector in Brazil . ▪ Vinci FOF Imobiliário: Fund of Funds that invests in other listed REITs, combining income with capital gain.

Rio de Janeiro 55 21 2159 6000 Av. Bartolomeu Mitre, 336 Leblon - 22431 - 002 São Paulo 55 11 3572 3700 Av. Brigadeiro Faria Lima, 2.277 14 o andar Jardim Paulistano - 01452 - 000 Recife 55 81 3204 6811 Av. República do Líbano, 251 - Sala 301 Torre A - Pina - 51110 - 160 Nova York 1 646 559 8000 780 Third Avenue, 25 th Floor - 10017 New York